

Mail Stop 4628

May 10, 2016

James Moe
Chief Financial Officer
Black Ridge Oil & Gas, Inc.
10275 Wayzata Blvd. Suite 100
Minnetonka, Minnesota 55305

> **Re:** **Black Ridge Oil & Gas, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 26, 2016**
> **File No. 000-53952**

Dear Mr. Moe:

We have reviewed your April 26, 2016 response to our comment letter and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2016 letter.

General Overview of Actions

Actions by Consenting Stockholders, page 1

1. We note in your revised disclosure in response to prior comment 1 that the soliciting shareholders solicited less than 10 persons in accordance with the exemption set forth in Rule 14a-2(b)(2). Please revise to better discuss the methods pursuant to which the written consents of Twin City Technical and Irish Oil & Gas were obtained. Also, in light of your reliance on Rule 14a-2(b)(2), please explain how you secured the consent of "certain persons" party to voting agreement consistent with the proxy rules. In your revised footnote disclosure, please clarify, in each case, the natural person(s) who would vote such shares subject the voting agreement, as well as those holding dispositive power over shares held by entities.

Principal Reasons for BRHC Transaction, page 14

2.   In response to prior comment 1, you have expanded your disclosure to indicate that "as these negotiations were ongoing, Mr. Bradley Berman and Mr. Lyle Berman, the Company's two largest shareholders, along with Mr. Ken DeCubellis, in their capacity as shareholders on their own volition and not at the request of the Company reached out to certain long-standing stockholders of the Company to advise them regarding the status of negotiations and terms of the BRHC Transaction and that consents to the BRHC Transaction by these shareholders would be sought once the agreements were finalized and approved by the Board." Expand your disclosure to indicate the dates when these discussions occurred, their proximity to the dates of the meetings in which the BRHC transaction was being negotiated, whether the Messrs. Berman advised the Board of their discussions with the two shareholder and whether the Messrs. Berman considered recusing themselves from the BRHC discussions.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources